 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that, based on unaudited and preliminary estimates, its total net revenues for the quarter ended December 31, 2022 were in the range of $13.5 million to $15.5 million, compared to $22.1 million in the quarter ended December 31, 2021.

The Company further estimates that its operating loss for the quarter ended December 31, 2022, was in the range of $9.5 million to $11.5 million, compared to $20.7 million in the quarter ended December 31, 2021.

The Company’s current estimate of net cash used in operating activities for the fourth quarter ended December 31, 2022 is in the range of $2 million to $4 million, compared to $14.9 million in the quarter ended December 31, 2021.

The above-estimated revenue, operating loss and cash flow figures for the quarter ended December 31, 2022 reflect RedHill’s current preliminary review, which is still ongoing and could result in changes to the estimated revenues and operating loss figures.

As of December 31, 2022, RedHill’s cash, short-term investments and restricted cash were approximately $36.1 million, compared to $31.4 million as of September 30, 2022.

The foregoing estimates are unaudited and preliminary, have not been reviewed by the Company’s auditors and do not present all information necessary for a full understanding of the Company’s financial condition as of December 31, 2022. The audit of the Company’s consolidated financial statements as of December 31, 2022 is ongoing and could result in changes to these amounts due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the consolidated financial statements as of December 31, 2022, are finalized and publicly released. The Company’s auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has not audited, reviewed, or compiled these estimates.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include the risk that the development of opaganib as part of the RNCP Product Development Pipeline may not be completed or successful; the risk that opaganib will not be shown to elevate ceramide and reduce sphingosine 1-phosphate (S1P) in cells, increasing the antitumor efficacy of radiation while concomitantly suppressing inflammatory damage to normal tissue, leading to the potential to suppress toxicity from unintended ionizing radiation (IR) exposure and improve patient response to chemoradiation in an oncology & radiological setting; the risk that the U.S. Food and Drug Administration may not agree with the Company’s proposed development plans for opaganib for any indication, including ARS; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that opaganib will not be shown to be broad acting, host-directed candidate therapies for pandemic preparedness; the risk that a pivotal Phase 3 trial for opaganib will not be initiated or that such trial be successful and, even if successful, such study and results may not be sufficient for regulatory applications, including emergency use or marketing applications; the risk that additional COVID-19 studies for opaganib are required by regulatory authorities to support such potential applications and the use or marketing of opaganib for COVID-19 patients; the risk that opaganib will not be effective against emerging viral variants, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022, and the Company’s Report on Form 6-K filed with the SEC on November 10, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 6, 2023	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer